April 21, 2025

Kelly Youngblood
Executive Vice President and Chief Financial Officer
MRC Global Inc.
1301 McKinney Street, Suite 2300
Houston, TX 77010

       Re: MRC Global Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35479
Dear Kelly Youngblood:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services